

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2013

Via E-mail
Jeremiah J. Silkowski
President and Chief Executive Officer
SQN Capital Management, LLC
110 William Street, 26th Floor
New York, New York 10038

> **Re:** **SQN AIF IV, L.P.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed March 15, 2012**
> **File No. 333-184550**

Dear Mr. Silkowski:

We have reviewed your registration statement and have the following comments.

Supplemental Sales Material, page 100

1. Please submit all sales material to us prior to its use, whether it is to be used before or after the registration statement is declared effective. The sales literature is required to present a balanced discussion of the risks and rewards of investing in the fund.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel, at (202) 551-3729 with any questions.

> Sincerely,
>
> /s/ Craig Slivka, for
>
> Pamela Long
> Assistant Director

Cc: Via E-mail
       John T. Bradley, Esq.